               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d101)

            Under the Securities Exchange Act of 1934
                     (Amendment No. 2)<F1>

               First Ashland Financial Corporation
                        (Name of Issuer)

             Common Stock, par value $.10 per share
                 (Title of Class of Securities)

                           318912102
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 9864900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         October 27, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 7 Pages

CUSIP No. 318912102
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                103309811
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                   -0-
Shares         8.  Shared Voting
Beneficially       Power                               -0-*<F2>
Owned by       9.  Sole Dispositive
Each Report       Power                               -0-
ing Person     10. Shared Dispositive
with               Power                               -0-*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                    -0-*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           0.00%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 7 Pages

CUSIP No. 318912102
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                049329831
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  0
Shares         8.  Shared Voting
Beneficially       Power                              -0-*<F3>
Owned by       9.  Sole Dispositive
Each Report       Power                              0
ing Person     10. Shared Dispositive
with               Power                              -0-*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                   -0-*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           0.00%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
*    See Items 5(a) and 5(b) of this Statement.






                        Page 3 of 7 Pages

          The Statement on Schedule 13D (this ?Statement?) of Jerome H. Davis and Susan B. Davis with respect to the Common Stock, par value $.01 per share (?Common Stock?) of First Ashland Financial Corporation (?Ashland?), is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

      ?The disposition of Common Stock as set forth in Schedule A attached hereto reflects investment decisions consistent with the purposes for which such shares were acquired. Except as previously disclosed, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

      A. Paragraphs (a) and (b) of Item 5 of the Statement are amended and restated in their entirety to read as follows:

          ?(a) The aggregate number of shares of Common Stock beneficially owned by Mr. and Mrs. Davis for the purposes of this Statement is -0- representing 0.00 percent of the outstanding shares of Common Stock of Ashland.?

          (b) (i) Subject to the matters referred to in paragraph (a) hereof, Mr. Davis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 0 shares of Common Stock which were owned by him and shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 0 shares of Common Stock which were jointly owned by him and Mrs. Davis.

               (ii) Subject to the matters referred to in paragraphs (a) and (b)(i) hereof, Mrs. Davis has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 0 shares of Common Stock which were jointly owned by her and Mr. Davis, and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 0 shares of Common Stock which were owned by Mr. Davis.







                              Page 4 of 7 Pages

            (c) Paragraph (c) of Item 5 of the Statement is hereby supplemented by the addition of the following:

            "Mr. Davis directed the sales of an aggregate of 21,900 shares of Common Stock beneficially owned by Mr. and Mrs. Davis and by Mr. Davis alone, through over-the-counter transactions with First Ashland Financial Corporation, and received aggregate consideration of $392,815.91. The amounts, dates and other information with respect to such sale is listed on Schedule A attached hereto. Mr. and Mrs. Davis presently do not own any shares of Common Stock of First Ashland Financial Corporation."

            (d) Item 5 of the Statement is hereby supplemented by adding paragraph (e) to read in its entirety as follows:

            (e) "Between September 27,1996 and October 27, 1997, Mr. Davis directed the sales of 21,900 shares of common stock beneficially owned by Mr. and Mrs. Davis and by Mr. Davis alone, and as a result of these sales, they ceased to have five percent (5%) or more of a beneficial ownership interest in the outstanding shares of Common Stock. Currently, Mr. & Mrs. Davis beneficially own 0.00% of the outstanding shares of Common Stock."

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
            WITH RESPECT TO SECURITIES OF THE ISSUER.

            Other than as discussed above, there are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of First Ashland Financial Corporation."

                              Page 5 of 7 Pages

Signature.

          After reasonable inquiry and to the best knowledge and
belief of the undersigned, the undersigned certify that the
information set forth in this statement is true, complete and correct.
                                  JEROME H. DAVI
                                  --------------
                    6/18/01       Jerome H. Davis
                     Date           (Signature)

                                  SUSAN B. DAVIS
                                  --------------
                    6/18/01       Susan B. Davis
                     Date           (Signature)


                       Page 6 of 7 Pages

                           Schedule A

          Information with Respect to Transactions in the
        Common Stock of First Ashland Financial Corporation
                by Jerome H. Davis and Susan B. Davis

Date of         No. of Shrs    Price Per Shr    Where    How
Transa         Purchased      (excl. commis     Trans    Trans
tion            (Sold)          sions)          acted    acted

Jerome H. and
Susan B. Davis:

1. 9/27/96       3,500        $19 7/8          OTC       *<F4>

2. 10/1/96       5,000        $19              OTC       *<F4>

3. 10/2/96       5,000        $19 3/8          OTC       *<F4>

4. 1/8/97        2,000        $15 3/4          OTC       *<F4>

5. 10/27/97      1,400        $23 1/2          OTC       *<F4>

Jerome H. Davis:

6. 1/3/97        4,000        $15 11/16        OTC       *<F5>

7. 1/8/97        1,000        $16.00           OTC       *<F5>


__________________________________

<F4>
* Transaction effected in the overthecounter market ("OTC") through a standard brokerage account maintained by Mr. and/or
Mrs. Davis.

<F5>
**   Transaction effected in the overthecounter market ("OTC")
through a standard brokerage account maintained by Mr. Davis.


                        Page 7 of 7 Pages